Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue)

35th Floor

New York, NY 10019

February 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Insurance Trust
File Nos. 333-93813 and 811-09761

Dear Sir or Madam:

On behalf of Direxion Insurance Trust (the “Trust”), filed herewith is Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 45 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 44 is being filed for the purpose of registering the Direxion VP Monthly S&P 500® Bear 2X Fund, Direxion VP Synthetic Convertible Strategy Fund and the Direxion VP Indexed Synthetic Convertible Strategy Bear Fund.

Pursuant to Rule 485(a)(2), the Trust normally anticipates that this filing would be effective 75 days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Registration Statement. The purpose of that filing will be to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Angela Brickl of Rafferty Asset Management, LLC at (646) 572-3463 or Eric S. Purple of K&L Gates LLP at (202) 778-9220.

Sincerely,

/s/ Angela Brickl

Angela Brickl
Chief Compliance Officer